02044995

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 1-11607

THE DETROIT EDISON SAVINGS & INVESTMENT PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE

UTILITY WORKERS UNION OF AMERICA

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

THE DETROIT EDISON SAVINGS & INVESTMENT PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

TABLE OF CONTENTS

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

INDEPENDENT AUDITORS' REPORT

June 20, 2002

To the Participants and Savings & Investment Plan Committee
The Detroit Edison Savings & Investment Plan for Employees Represented by
Local 223 of the Utility Workers Union of America
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of The Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The DTE Energy Common Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The supplemental schedule and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Participants and Savings & Investment Plan Committee of
The Detroit Edison Savings & Investment Plan for Employees
Represented by Local 223 of the Utility Workers Union of America

We have audited the accompanying statement of net assets available for benefits of The Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the "Plan") as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 22, 2001

Deloitte
Touche
Tohmatsu

THE DETROIT EDISON SAVINGS & INVESTMENT PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2001	2000
ASSETS	(Thousands)	
Investments, at fair market value		
DTE Energy common stock fund (Note 1)	**$ 90,964**	$ 81,175
Registered investment companies	**203,519**	232,537
Loans due from participants	**10,301**	9,980
Total Investments	**304,784**	323,692
Receivables:		
Employer contributions	**206**	193
Participant contributions	**609**	574
Total Receivables	**815**	767
NET ASSETS AVAILABLE FOR BENEFITS	**$ 305,599**	$ 324,459

See accompanying Notes to Financial Statements

The Detroit Edison Savings & Investment Plan
for Employees Represented by Local 223
of the Utility Workers Union of America

Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2001

	DTE Energy Common Stock Fund	Total
	(Thousands)	
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income (Loss):		
Net appreciation (depreciation) in market value of investments	$ 6,269	$ (23,566)
Dividends and interest	4,329	8,106
	10,598	(15,460)
Contributions:		
Employer	5,178	5,196
Participants	1,834	16,061
	7,012	21,257
Loan repayment	595	-
Interest from loans	117	812
	712	812
TOTAL ADDITIONS	18,322	6,609
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(6,146)	(23,954)
Loan fees	-	(2)
Loan withdrawals	(896)	-
Net transfers	(1,491)	(1,513)
TOTAL DEDUCTIONS	(8,533)	(25,469)
NET INCREASE (DECREASE)	9,789	(18,860)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	81,175	324,459
End of year	$ 90,964	$ 305,599

See accompanying Notes to Financial Statements

THE DETROIT EDISON SAVINGS & INVESTMENT PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Employees of the Detroit Edison Company (Company) represented by Local 223 of the Utility Workers Union of America who have completed six months of service (as defined in the Plan) are eligible to participate in the Plan ("Participant"). Effective January 1, 2002, the Plan changed its name to the Detroit Edison Company Savings and Stock Ownership Plan for Employees of Local 223 of the Utility Workers Union of America. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Detroit Edison Company Master Plan Trust between the Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan. The Trustee and the Company pay all costs of administering the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan up to 20% of basic compensation (as defined in the Plan) through payroll deductions on an after-tax basis (Employee Contribution), provided that such contributions are in whole percentages. A Participant may elect to have basic compensation reduced on a pre-tax basis (Tax Deferred Contribution) each pay period by up to 20%, provided such reduction is in whole percentages, and have such amount contributed to the Plan by the Company. The Employee Contribution and the Tax Deferred Contribution together may not exceed 20% of basic compensation. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions). Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions.

The Company contributes an amount equal to one-half of Employee Contributions and Tax Deferred Contributions up to 8% of basic compensation (Company Contribution). There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

While the Company has made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions must be made to the Plan no later than the 15th business day of the month following the month in which the contributions were withheld or received by the employer. The Company expects to continue to make Plan contributions on a current basis.

Vesting

An employee is fully vested in all Company Contributions after a five-year period of service with the Company. For purposes of vesting of Company Contributions for employees with less than a five-year period of service, all contributions made for a calendar year are designated by class year and accounted for separately from other class years. For employees with less than a five-year period of service, a class year will vest on January 1 of the fourth calendar year following the end of such class year. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, or (c) death.

Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions are vested at all times.

Investment Options

Participants may elect to have their Employee Contributions and Tax Deferred Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Company Contributions are required to be invested in the DTE Energy Common Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan.

Effective January 1, 2002, pending IRS approval, the DTE Energy Common Stock Fund converted to an Employee Stock Ownership Plan (ESOP). Quarterly dividends from DTE common stock are automatically reinvested in DTE common stock. DTE common stock dividends accumulated under the ESOP may be paid out in cash to each Participant within 90 days of the previous Plan year. Pending IRS approval, this conversion will be applied to dividends that were paid to the Plan in 2002 and made available to Participants during the first 90 days of 2003.

The DTE Energy Common Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Common Stock Fund are not separately identifiable.

Contributions received by the Trustee for the DTE Energy Common Stock Fund are invested almost entirely in DTE Energy Common Stock with, prior to 2002, a limited amount maintained in short-term investments as a liquidity reserve. The Trustee currently purchases and sells shares of DTE Energy Common Stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy Common Stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Common Stock Fund.

Prior to January 1, 2002, each Participant's proportional interest in the DTE Energy Common Stock Fund was measured in units of participation, rather than shares of DTE Energy Common Stock. Such units represent a proportionate interest in all of the assets of the DTE Energy Common Stock Fund, which includes shares of DTE Energy common stock, short-term investments and, at times, receivables for dividends, interest and/or DTE Energy common stock sold and payables for DTE Energy common stock purchased. Effective January 1, 2002, a Participant's interest in the DTE Energy Common Stock Fund will be measured by share-trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the Plan Sponsor due to a change in employment status.

Forfeited Accounts

At December 31, 2001, forfeited nonvested accounts totaled approximately $12,000. These accounts will be used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 ½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents; (b) tuition expenses for the Participant, his or her spouse, children or dependents; (c) expenditures to purchase a principal residence; or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans from 6 to 25 years, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans. Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior year's statements to conform to the 2001 presentation.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant notes receivable are valued at cost which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in market value is included in the Statement of Changes in Net Assets Available for Benefits.

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Impact of Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS 133 effective January 1, 2001. SFAS 133 did not have a significant impact on the net assets available for benefits or the changes in net assets available for benefits of the Plan.

NOTE 3 – SIGNIFICANT INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan's net assets:

Description	December 31, 2001	December 31, 2000
	(Thousands)	
DTE Energy Common Stock Fund	$ 90,964	$ 81,175
Fidelity funds:		
Magellan	30,263	36,335
Contrafund	28,453	34,945
Growth & Income	23,857	27,980
OTC Portfolio	12,885	18,660
Asset Manager	16,141	17,923
Retirement Money Market	24,815	21,078
Spartan U.S. Equity Index	18,600	22,996

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FEDERAL INCOME TAX STATUS

On December 30, 1996, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan, as amended September 4, 1996, including amendments upon which the tax determination letter was conditioned. Those amendments were adopted March 14, 1997. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. The Plan's management anticipates distributing any required excess contributions during 2002.

The Plan has been restated since receiving the determination letter and has filed for a subsequent determination letter on February 28, 2002, with respect to such restatement. The Plan's administrator, tax counsel and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

THE DETROIT EDISON SAVINGS & INVESTMENT PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

EIN: 38-0478650, PN: 003

FORM 5500, SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	DTE Energy Common Stock Fund	DTE Energy Company, Common Stock	$ 63,975,508	$ 90,963,982
	Fidelity Funds:			
*	Magellan	Registered Investment Company	29,632,121	30,263,171
*	Contrafund	Registered Investment Company	31,750,918	28,452,708
*	Growth Company	Registered Investment Company	11,496,203	7,997,491
*	Growth & Income	Registered Investment Company	23,451,381	23,856,959
*	Intermediate Bond	Registered Investment Company	7,237,782	7,384,114
*	Value	Registered Investment Company	1,249,611	1,345,584
*	OTC Portfolio	Registered Investment Company	18,557,466	12,884,680
*	Overseas	Registered Investment Company	6,228,383	4,879,458
*	Asset Manager	Registered Investment Company	17,500,984	16,140,560
*	Low-Priced Stock	Registered Investment Company	2,962,766	3,253,974
*	Freedom Income	Registered Investment Company	440,442	437,982
*	Freedom 2000	Registered Investment Company	983,794	926,001
*	Freedom 2010	Registered Investment Company	2,997,840	2,817,348
*	Freedom 2020	Registered Investment Company	1,764,924	1,586,418
*	Freedom 2030	Registered Investment Company	486,182	421,194
*	Retirement Money Market	Registered Investment Company	24,815,117	24,815,117
*	Fidelity U.S. Equity Index	Registered Investment Company	18,599,519	18,599,519
	Other Funds:			
	Janus Flexible Income	Registered Investment Company	882,312	859,938
	Janus Worldwide	Registered Investment Company	10,485,749	7,462,217
	MSIFT Mid Cap Growth Advisor	Registered Investment Company	8,931,803	6,147,904
	MSIFT Value Advisor	Registered Investment Company	924,909	947,433
	NB Genesis Trust	Registered Investment Company	1,370,511	1,576,959
	NB Partners Trust	Registered Investment Company	496,491	462,438
	Loan Fund	Loans to Participants (Interest rates 6.4% to 8.9%)	-	10,300,541
			$ 287,222,716	$ 304,783,690

* Represents Party-in-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DETROIT EDISON
SAVINGS & INVESTMENT PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

Mary Anne Casha

Mary Anne Casha, Chair

Robert C Eckhout

Robert C. Eckhout, Member

James C Harrison

James C. Harrison, Member

Dina L McClung

Dina L. McClung, Member

Elizabeth A Pochini

Elizabeth A. Pochini, Member

June 28, 2002

EXHIBIT INDEX

Number	
23A	Independent Auditors' Consent – George Johnson & Company
23B	Independent Auditors' Consent – Deloitte & Touche

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23A

INDEPENDENT AUDITORS' CONSENT

June 20, 2002

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of The Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America as of, and for the year ended, December 31, 2001.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23B

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8 of our report dated June 22, 2001 appearing in this Annual Report on Form 11-K of The Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers of America for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 26, 2002